SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

.

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

.

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

.

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

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(Convenience Translation Into English from the Original Previously Issued in Portuguese)

Tele Sudeste Celular Participações S.A. and Subsidiaries

Quarterly Information for the Three-month

Period Ended March 31, 2004 and

Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of

Tele Sudeste Celular Participações S.A. and Subsidiaries

Rio de Janeiro - RJ

1.  We have made a special review of the accompanying quarterly information - ITR, of Tele Sudeste Celular Participações S.A. and subsidiaries for the quarter ended March 31, 2004, prepared under the responsibility of the Companies' Management, in accordance with accounting practices adopted in Brazil, which includes the balance sheets and the related statement of income for the three-month period then ended and the related comments.

2.  Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Accountants, together with the Federal Accounting Council, and comprised, mainly, of: (a) inquiries of and discussions with the Companies' Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3.  Based on our special review, we are not aware of any significant change that should be made to the information contained referred to above for it to be in conformity with accounting practices adopted in Brazil, and with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of such mandatory quarterly information.

4.  The balance sheet, individual and consolidated, as of December 31, 2003, and the statement of income, individual and consolidated, for the quarter ended March 31, 2003, presented for comparative purposes, were, respectively, audited and reviewed by us, and our auditor report and report on special review dated January 27, 2004 and April 15, 2003, respectively, were unqualified.

5.  The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, April 19, 2004

DELOITTE TOUCHE TOHMATSU Auditores Independentes CRC-SP 011609/O-S-RJ	José Carlos Monteiro Accountant CRC-SP 100597/O-S-RJ

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated
ASSETS	2003	2002	2003	2002

CURRENT ASSETS:
Cash and cash equivalents	11.269	14.062	388.438	109.373
Accounts receivable, net	-	-	345.688	272.908
Interest on capital and dividends	51.586	12.837	-	-
Inventories	-	-	51.349	59.260
Recoverable and deferred taxes	-	38.633	263.610	268.663
Hedge operations	-	-	-	57.753
Prepaid expenses	-	-	27.143	19.522
Other assets	550	1.140	67.238	42.747
	63.405	66.672	1.143.466	830.226

NONCURRENT ASSETS:
Tax incentives	530	3.589	1.479	9.184
Recoverable and deferred taxes	47.254	-	254.112	273.918
Hedge operations	-	-	7.632	79.945
Prepaid expenses	-	-	12.372	14.911
Other assets	-	-	5.337	212
	47.784	3.589	280.932	378.170

PERMANENT ASSETS:
Investments	1.853.505	1.743.759	409	333
Property, plant and equipment	860	1.291	1.398.014	1.585.057
Deferred	-	-	615	-
	1.854.365	1.745.050	1.399.038	1.585.390

Total assets	1.965.554	1.815.311	2.823.436	2.793.786

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES:
Payroll and related charges	286	-	27.030	21.685
Suppliers and accounts payable	4.273	4.387	426.248	378.575
Taxes, other than taxes on income	2.009	34	44.020	26.239
Loans and financing	-	-	165.802	200.922
Employee profit sharing and dividends	48.762	29.522	50.723	31.924
Reserve for contingencies	-	-	52.079	26.519
Hedge operations	-	-	18.392	-
Other liabilities	6.730	1.552	58.308	45.894
	62.060	35.495	842.602	731.758

LONG-TERM LIABILITIES:
Loans and financing	-	-	53.153	259.597
Reserve for contingencies	-	-	23.293	21.483
Other liabilities	131	131	1.025	1.263
	131	131	77.471	282.343

SHAREHOLDERS' EQUITY:
Capital stock	778.838	685.321	778.838	685.321
Capital reserves	293.424	378.069	293.424	378.069
Income reserves	193.969	79.163	193.969	79.163
Retained earnings	637.132	637.132	637.132	637.132
	1.903.363	1.779.685	1.903.363	1.779.685

Total liabilities and shareholders' equity	1.965.554	1.815.311	2.823.436	2.793.786

The accompanying notes are an integral part of these balance sheets.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE YEARS ENDEND DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais, except for earnings per thousand shares)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated
	2003	2002	2003	2002

GROSS OPERATING REVENUE	-	-	2.526.461	2.366.867

Deductions from gross revenue	-	-	(634.010)	(519.236)

NET OPERATING REVENUE	-	-	1.892.451	1.847.631

Cost of services and sales	-	-	(1.052.487)	(981.741)

Gross profit	-	-	839.964	865.890

OPERATING INCOME (EXPENSES):
Selling	-	-	(387.466)	(392.482)
General and administrative	(7.923)	(12.889)	(224.408)	(229.947)
Equity pick-up	158.435	126.987	-	-
Other, net	(324)	3.119	13.309	(16.954)

INCOME FROM OPERATIONS BEFORE FINANCIAL
INCOME (EXPENSES), NET	150.188	117.217	241.399	226.507

Financial income (expenses), net	8.793	12.908	(57.517)	(28.612)

INCOME FROM OPERATIONS	158.981	130.125	183.882	197.895

Nonoperating expenses, net	(3.059)	-	(8.535)	(1.202)

INCOME BEFORE INCOME TAXES	155.922	130.125	175.347	196.693

Income tax and social contribution	1.004	(9)	(61.610)	(69.817)
Interest on capital reversal	-	13.500	42.500	13.500
NET INCOME	156.926	143.616	156.237	140.376
SHARES OUTSTANDING AT THE YEAR END - IN THOUSANDS	432.598.218	414.006.457
EARNINGS PER THOUSAND SHARES OUTSTANDING AT THE YEAR END - R$	0,36275	0,34689

The accompanying notes are an integral part of these statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND 2003

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1.  OPERATIONS

Tele Sudeste Celular Participações S.A. is a publicly traded Company held by Brasilcel N.V. (51.61% of total capital), Sudestecel Participações S.A. (24.27% of total capital), and Tagilo Participações Ltda. (10.80% of total capital) as of March 31, 2004. Sudestecel Participações S.A. is held by Brasilcel N.V (89.5% of total capital), NTT Docomo, INC. (7% of total capital) and Itochu Corporation (3.50% of total capital). Tagilo is wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is held by Telefnica M viles S.A. (50.00% of total capital), PT Mveis Servi os de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Sudeste Celular Participações S.A ("Tele Sudeste or the Company") holds 100% of the capital of Telerj Celular S.A. ("Telerj") and Telest Celular S.A. ("Telest"), and the companies are providers of cellular telecommunication services in the States of Rio de Janeiro and Espírito Santo, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

The authorizations granted to the subsidiaries Telerj and Telest are effective until November 30, 2005 and November 30, 2008, respectively, and are later renewable, for one more period, for a 15 year term, being these renewals payable in the future.

On July 6, 2003 Telerj and Telest implemented the Operator Selection Code (CSP) that allows the customer to choose the long distance and international services operator, according to SMP rules. The subsidiaries do not collect the VC2 and VC3 revenues anymore, although they began to charge for the interconnection revenue for the use of their network on these calls.

The subsidiaries' activities, including services that they may provide, are regulated by Ag ncia Nacional de Telecomunicações - ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

2.  PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. In the consolidated financial statements, all inter-company balances and transactions were eliminated.

The financial statements as of December 31, 2003 and March 31, 2003 were, when necessary, reclassified for better comparability.

3.  PRINCIPAL ACCOUNTING PRACTICES

The quarterly information ("ITRs") are presented in thousand of Reais and were prepared in accordance with accounting practices adopted in Brazil and complementary standards issue by Comissão dos Valores Mobiliários ("CVM"), that do not require the record of the inflation effects after January 1, 1996.

The accounting practices applied by the Company and its subsidiaries in the preparation of the quarterly report ended in March 31, 2004 are consistent with those applied to the December 31, 2003 financial statements, and should be read together with those financial statements.

4.  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2003	December 31, 2003

Banks	282	331	4,799	11,102
Temporary cash investments	8,296	10,345	457,949	371,371
Total	8,578	10,676	462,748	382,473

Temporary cash investments refer mainly to fixed-income operations indexed to CDI's variation (Interbank Deposit Certificates).

5.  ACCOUNTS RECEIVABLE, NET

	Consolidated
	March 31, 2004	December 31, 2003

Unbilled services	79,217	81,573
Billed services	101,949	97,109
Interconnection	88,206	95,900
Receivables from products sold	92,291	102,791
Allowance for doubtful accounts	(38,248)	(31,685)
Total	323,415	345,688

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	Quarter ended March 31, 2004	Year ended December 31, 2003

Beginning balance	31,685	31,867
Supplementary provision	11,462	9,750
Write-offs	(4,899)	(7,692)
Ending balance	38,248	33,925
Supplementary provision on 2o., 3o. and 4o. quarters		30,489
Write-offs on 2o., 3o. and 4o. quarters		(32,729)
Ending balance		31,685

6.  INVENTORIES

	Consolidated
	March 31, 2004	December 31, 2003

Cellular handsets	81,630	75,857
Other	4,364	4,542
Provision for obsolescence	(32,326)	(29,050)
Total	53,668	51,349

7.  RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Recoverable income tax and social contribution	46,151	44,871	145,379	141,548
Withholding income tax	1,373	1,803	4,587	14,665
Recoverable ICMS (state VAT)	-	-	59,084	59,963
PIS/COFINS and other recoverable taxes	631	133	18,417	3,377
Total of ICMS on deferred sales	-	-	5,631	8,061
Recoverable taxes	48,155	46,807	233,098	227,614
Deferred income tax and social contribution	275	1,040	280,196	296,073
Total	48,430	47,847	513,294	523,687
Current	2,004	593	308,289	269,575
Noncurrent	46,426	47,254	205,005	254,112

The main components of deferred income and social contribution tax assets are as follows:

	Consolidated
	March 31, 2004	December 31, 2003

Tax credits from corporate restructuring	144,665	168,351
Provision-
For obsolescence	10,991	9,877
For contingencies	26,381	25,626
Allowance for doubtful accounts	13,004	10,773
Accrual for rewards program	7,470	6,718
Tax losses and negative basis carryforwards	45,542	41,862
Accelerated depreciation	18,710	17,344
Other	13,433	15,522
Total	280,196	296,073
Current	124,148	112,111
Noncurrent	156,048	183,962

The deferred tax credits were recognized on the assumption of future realization, as follows:

a)  Tax losses and negative basis carryforwards, mainly from the subsidiaries, will be compensated on a 30% limit of the tax basis for upcoming years. The subsidiaries, in accordance with the assumption of future projected results, estimate to carry-forwards tax loss for 5 years.

b)  Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 28); the realization of these tax credits occurs in the same proportion as the amortization of goodwill in the subsidiaries. Studies by external consultants used in the restructuring process support the recovery of the amount in five years.

c)  Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence.

Technical studies approved by the management indicate the full recovery of the amounts recognized by the subsidiaries within the time frames established by the CVM Instruction 371. Based on these studies, the expected period for the realization of these assets is as follows:

March, 31, 2004

2004	92,098
2005	128,201
2006	59,897
Total	280,196

The Instruction also establishes that periodic studies must be carried out to support the recorded amounts.

8.  PREPAID EXPENSES

	Consolidated
	March 31, 2004	December 31, 2003

Fistel fee	45,573	9,553
Rents	9,077	8,395
Advertising	13,066	13,076
Employees benefits	1,300	1,255
Others	8,267	7,236
Total	77,283	39,515
Current	63,856	27,143
Non current	13,427	12,372

9.  OTHER ASSETS

	Company		Consolidated
	December 31, 2003	December 31, 2003	December 31, 2003	December 31, 2003

Judicial deposits	-	-	10,437	9,759
Employees advance	-	-	3,305	1,485
Credits with suppliers	-	-	10,159	13,003
Related parties credits	619	391	28,355	33,669
Subsidy on handset sales	-	-	8,469	5,899
Other assets	61	159	9,161	8,760
Total	680	550	69,886	72,575

Current	680	550	64,549	67,238
Long-term	-	-	5,337	5,337

10.  INVESTMENTS

a)  Investments in Subsidiaries

Subsidiaries	Ownership Interest	Total of common shares	Shareholder's equity as of March 31, 2004	Net income as of March 31, 2004

Telerj Celular S.A.	100%	30,449,109	1,616,013	25,194
Telest Celular S.A.	100%	2,038,856	275,653	12,966

b)  Composition and Changes

The Company's investments are comprised of shares in the subsidiarie's capital.

Description	Telerj Celular S.A.	Telest Celular S.A.	Total

Balance as of December 31, 2003	1,590,818	262,687	1,853,505
Income from equity pick-up	25,194	12,966	38,160
Balance as of March 31, 2004	1,616,012	275,653	1,891,665

11.  PROPERTY, PLANT AND EQUIPMENT

		Consolidated
		March 31, 2004			December 31, 2003
	Depreciation rates - %	Cost	Accumulated depreciation	Net book Value	Net book value

Transmission equipment	14.29	1,426,905	(994,393)	432,512	450,426
Switching equipment	14.29	701,915	(440,838)	261,077	282,633
Infrastructure	5.00 - 20.00	328,895	(164,454)	164,441	171,491
Software rights	20.00	261,359	(126,832)	134,527	154,909
Buildings	4.00	73,896	(11,378)	62,518	62,699
Terminal equipment	66.67	140,675	(105,576)	35,099	35,366
Other	0 - 20.00	144,589	(70,980)	73,609	77,780
Land	-	4,353	-	4,353	4,353
Construction in progress	-	136,019	-	136,019	158,357
Total		3,218,606	(1,914,451)	1,304,155	1,398,014

The Company adopts the accounting practice of capitalization of financial expenses on loans that are used for financing the construction in progress considering the net indebtedness average balance of cash and banks.

12.  SUPPLIERS AND ACCOUNTS PAYABLE

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Suppliers	3,558	3,595	197,843	225,142
Interconnection and interlink	-	-	26,699	23,947
SMP values to repass	-	-	59,228	41,269
Technical assistance (See note 29.b)	-	-	130,082	126,151
Other	679	678	8,980	9,739
Total	4,237	4,273	422,832	426,248

SMP values to repass, refers to VC2 and VC3 calls charged to our clients and passed on to the long distance operators.

13.  TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

ICMS (state VAT)	-	-	17,108	20,943
Income tax and social contribution	163		5,172	3,746
PIS/COFINS (taxes on revenue)	67	2,009	11,058	12,519
FISTEL fee	-	-	2,606	5,612
FUST and FUNTTEL (regulatory charges)	-	-	1,079	1,101
Other	-	-	62	99
Total	230	2,009	37,085	44,020

14.  LOANS AND FINANCING

a)  Composition of debt

			Consolidated
PRINCIPAL	Currency	Annual charges	March 31, 2004	December 31, 2003

Financial institutions:
Citibank - OPIC	US$	4.30% p.a.+ Libor	36,358	36,115
Resolution no. 63 and 2770	US$	4.14% to 14,00% p.a.	74,169	80,898
Assumption of debt Res. no. 4,131 and exchange	US$	2.30% to 11.77% p.a.	73,983	73,489
Nec do Brasil S.A.	US$	7,30% p.a.	18,158	18,037
Interests			11,793	10,416
			214,461	218,955
Current			160,951	165,802
Long-term			53,510	53,153

Loans from Citibank-OPIC refer to financing for the expansion and modernization of the cellular handset network. Loans from Nec do Brasil supplier and from Export Development Corporation refer to financing of fixed asset items.

b)  Composition of Debt

The long-term portion matures in 2005.

c)  Restrictive Covenants

The financing from Citibank - OPIC has restrictive covenants, which the main restrictions are related to the indebtedness level, EBITDA and financial expenses.

d)  Guarantees

Creditors	Guarantee

Citibank	Overseas Private Investment Corporation (OPIC) - guarantee only for political risk
Resolution no. 63	Promissory Notes
Assumption of Debt and Resolution no. 4.131	Promissory Notes
NEC do Brasil S.A.	Tele Sudeste Guarantee (Aval)

e)  Coverage

On March 31, 2004, Telerj Celular had outstanding currency swap contracts with notional amounts of US$124,367 thousand (US$126,563 thousand on December 31, 2003), for coverage of its entire foreign currency liabilities. As of that date, the Company had recorded a net loss of R$4,134 (net loss of R$10,760 on December 31, 2003) on its exchange hedge operations, represented by a balance of R$8,690 in assets, being R$7,340 in long-term assets (R$7,632 on December, 31, 2003), and R$1,350 in current assets, and current liability of R$12,824 (R$18,392 on December 31, 2003).

15.  PROFIT SHARING

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Interest on capital	40,872	40,872	40,872	40,872
Dividends	7,779	7,890	9,731	9,851
Total	48,651	48,762	50,603	50,723

Interest on capital and dividends are presented in Note 18e.

16.  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits, with respect to labor, tax and civil claims. The subsidiaries management, based on legal counsel's opinion, recognized provision for those of which an unfavorable outcome is considered probable.

The composition of the balance is as follows:

	Consolidated
	March 31, 2004	December 31, 2003

Labor	7,455	8,042
Civil	16,455	15,403
Tax	53,681	51,927
Total	77,591	75,372
Current	54,445	52,079
Long-term	23,146	23,293

The main tax contingencies, in which the subsidiaries are involved, are as follows:

16.1. Tax claims

16.1.1. Probable Loss

a)  ICMS

The subsidiaries, based on legal counsel's opinion, recognized a provision in the amount of R$12,050, being R$124 for Telerj and R$11,926 for Telest, as of March 31, 2004 (R$12,097 as of December 31, 2003) regarding fiscal assessments of ICMS received in 2002, which are examined at administrative level.

b)  PIS and COFINS

On November 27, 1998, computation of the PIS and COFINS tax was altered by Law no. 9,718 that (i) increased the COFINS rate from 2% to 3%, (ii) authorized the deduction of up to 1/3 of the COFINS from the Social Contribution on Net Profits - CSLL and (iii) indirectly increased the PIS and COFINS due by the subsidiaries, by determining the inclusion of the revenues exceeding billing in their tax calculation bases.

According to our legal advisors, this increase is unconstitutional, since: (i) article 195 of the Brazilian Federal Constitution, in force at the date Law 9,718 was enacted, established that the PIS and COFINS tax would only be due on payroll, billing and profits; (ii) the Federal Government made use of an improper means to increase the rate of the PIS and the COFINS taxes, i.e., the increase was introduced through an ordinary law, instead of a complementary law.; (iii) the Government did not comply with the 90 (ninety) day term as from publication for the increase in tax rate to take effect.

Both Telerj Celular and Telest Celular obtained judicial decisions authorizing them to exclude the revenues exceeding billing from the PIS and COFINS tax calculation bases and also authorizing those Companies to continue to pay the COFINS tax at the 2% (two percent) rate.

With respect to the claim filed by Telerj Celular, this decisions was partially revoked in August 2000, only remaining valid the authorization to exclude the revenues exceeding billing from the tax calculation bases. For this reason, in September 2000 the Company paid the updated amount of R$12,473. With respect to the part still valid, the Company set up a provision of R$37,345 as of March 31, 2004 (R$35,726 as of December 31, 2003). Telest Celular provided for R$4,286 (R$4,104 as of December 31, 2003).

Due to the alterations introduced by Law no. 10,637/02 (PIS) and 10,833/03 (COFINS), the subsidiaries Telerj Celular and Telest Celular, as from December 2002 and February 2003, started to include revenues exceeding billing in the PIS and COFINS tax calculation basis, respectively. However, the provisions for taxable events prior to said law remain accrued, in addition to being duly supported by the aforementioned judicial decisions.

16.1.2. Possible Loss

Based on the lawyers and tax advisors, the Company's Management believes that the outcome of the issues outlined below will not produce an adverse material effect on the financial situation of the Company and, therefore, did not set up a provision in the financial statements as of March 31, 2004.

a)  ICMS, ISS and other taxes

The subsidiaries Telerj Celular and Telest Celular receive tax assessment notifications in the total amount of R$63,790 for: (i) R$39,303 - lack of payment of the ICMS tax on eventual or complementary services not classified as telecommunication services; (ii) R$6,013 - lack of payment of the ICMS tax on international calls originating from Brazil destined for abroad; (iii) R$1,675 - lack of payment of the ICMS tax on calls originating from administrative terminals and tests used by employees; (iv) R$5,281 - lack of payment of the ISS on activation, complementary services and monthly subscription charges (v) R$11,518 - in respect of several notifications regarding the ICMS, ISS and other taxes that are being challenged at the administrative level.

b)  CSLL

Telerj Celular was notified for having used part of the CSLL negative tax calculation basis determined by the Company (Telecomunicações do Rio de Janeiro S.A.) from which it originated through a spin-off for year 1997. For the three months period ended March 31, 2004, said infringement notice amounts to R$4,065.

16.1.3. Remote Loss

Based on the opinion of lawyers and legal advisors, the Company's Management believes that the outcome of the issues outlined below will not give rise to an adverse material impact on the Company's financial situation and, therefore, it did not set up a provision in the financial statements as of March 31, 2004.

a)  ICMS

a.1) ICMS tax on activation

In June 1998, the CONFAZ - National Council of Fiscal Policy approved the ICMS Convention no. 69/98, which, determined that as from July 1, 1998, the amounts charged as Activation ("habilitação") to be included in the ICMS tax calculation basis. Perhaps because it is an interpretative measure, said Convention also established that this requirement could retroact and be applied to services provided in the five years prior June 30, 1998.

Based on the opinion of its external legal advisors, the Companies' Management understands that this requirement is unconstitutional, considering that the hypothesis of incidence of the ICMS tax was extended to administrative activities, which do not mix with the telecommunication services themselves. Further, the creation of new cases for incidence or for alteration in the calculation method implying in increase of the tax burden could not be applied to events having occurred before the law took effect.

Each of the companies filed judicial claims against the State where they are located, aiming at obtaining injunctions against the retroactive and future application of the ICMS tax on activation. Both Telerj and Telest Celular obtained injunctions, exempting them from the payment for the time of the judicial proceedings. In April 2000, Telerj Celular obtained a favorable decision, defining the ICMS tax on activation of cellular service as undue. This decision was later unanimously ratified at the Court of Appeals, by the 3rd Civil Chamber of the Rio de Janeiro State, in May 2001. However, said court decision has not yet become final. The merits of the action filed by Telest Celular have not yet been judged.

The Company's management understands that the predecessor companies are liable for tax arising from the retroactive application of the ICMS tax on activation revenues recorded for years prior to 1998. The Company has not set up provision in the consolidated financial statements for years prior to 1998.

a.2) Limitation of immediate and full use of the ICMS credit

In compliance with the original wording of Complementary Law no. 87/97, the ICMS tax charged on fixed assets is subject to tax credit. At the beginning, this right was recognized by all states. However, on February 2, 1999, the state of Rio de Janeiro enacted state Law no. 3,188, restrained the immediate and full use of the tax credit right, guaranteed by the Brazilian Constitution and by Complementary Law no. 87/97. State Law no 3, 188 provides that the credit could be used on a monthly basis of /60.

In disagreement with this restriction, Telerj Celular filed a writ of mandamus and obtained an authorization to make immediate and full use of the ICMS tax credit on fixed assets. Such decision was ratified in the decision issued at the first court level and later unanimously confirmed by the Rio de Janeiro Appeals Court. However, this decision has not yet become final.

The Companies' Administration, based on its legal advisors' opinion, understands that the possibility of incurring losses arising from this matter is remote and did not provide for such contingency.

Presently, in view of the alterations introduced by Complementary Law no. 102/00, the use of the ICMS tax credit arising from the acquisition of fixed assets is no longer fully made at the acquisition date. The credit is now based on the monthly fraction of 1/48.

16.2. Labor and Civil

These claims comprise several labor and civil litigations, for which provision has been set up as previously mentioned, and that is considered sufficient to cover possible losses on those lawsuits.

With respect to the claims with possible loss, the amount provided for is R$15,251 for civil claims and R$4,065 for labor claims.

17.  OTHER LIABILITIES

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Advances from customers - prepaid recharge cards	-	-	3,575	21,786
Accrual for rewards program	-	-	21,971	19,760
Related parties debits	7,631	6,730	11,939	15,850
Other	131	131	2,107	1,937
Total	7,762	6,861	39,592	59,333
Current	7,631	6,730	38,536	58,308
Long-term	131	131	1,056	1,025

In August 2001, the subsidiaries started a rewards program, which transforms calls into points, for future exchange for cellular handsets. Points accumulated are accrued as they are obtained, considering the customer's consumption profile and the point average cost, based on handset cost. The accrual is reduced when the customer pays for the handset.

18.  SHAREHOLDER'S EQUITY

a)  Capital Stock

The capital is comprised of shares without par value, as follows:

	March 31, 2004	December 31, 2003

Common shares	189,434,958	173,023,182
Preferred shares	259,575,036	259,575,036
Total	449,009,994	432,598,218

At the Ordinary/Extraordinary Stockholders' General Meeting held on March 23, 2004 the increase of capital stock by R$26,132 referring to the capitalization of the profits reserves excess relating to the capital stock as of December 31, 2003.

At the Extraordinary Meeting of the Administration Council held on March 30, 2004 the increase of capital stock by R$ 86,490 was approved, through the issuance of 16,411,776 thousand new shares, as a result of the financial realization of part of the capital reserve generated in the corporate restructuring.

b)  Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company's corporate restructuring (Note 28).

c)  Legal Reserve

The legal reserve is calculated based on 5% of annual net income until this reserve reaches 20% of paid-up capital stock or 30% of capital stock plus capital reserves; thereafter, the appropriation to this reserve is not mandatory. The purpose of this reserve is to assure the integrity of capital stock and can only be used to offset losses or increase capital.

d)  Reserve for Expansion and Modernization

Based on the budget prepared by management, describes the need of resources for investment projects for the next years, the balance of retained earnings was transferred to the special reserve of expansion and modernization after the distribution of profits foreseen in the law and the amount of dividends prescribed from 1999.

e)  Dividends and interest on capital

Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

Dividends are calculated in accordance with the Company's by-laws and in conformity with the Corporation Law that establishes minimum dividends of 25% of net income.

19.  NET OPERATING REVENUE

	Consolidated
	March 31, 2004	March 31, 2003

Monthly subscription charges	39,442	55,385
Usage charges	262,873	255,171
Additional charges per call	11,513	19,184
Interconnection (network usage charges)	195,293	197,162
Additional services	9,783	4,573
Products sold	91,296	76,315
Other	3,203	6,706
Gross operating revenue	613,403	614,496
Deductions from gross revenue	(164,599)	(151,035)
Net operating revenue	448,804	463,461

20.  COST OF SERVICES AND SALES

	Consolidated
	March 31, 2004	March 31, 2003

Personnel	3,916	3,658
Outside services	10,200	9,174
Network connections	14,556	21,179
Rent, insurance and building services fees	10,630	11,029
Interconnection/interlinks	14,595	42,919
Taxes	17,356	16,014
Depreciation	75,257	89,098
Products sold	80,728	71,087
Other	168	583
Total	227,406	264,741

21.  SELLING EXPENSES

	Consolidated
	March 31, 2004	March 31, 2003

Personnel	11,635	10,507
Materials	1,107	576
Outside services	64,813	45,932
Rent, insurance and building services fees	1,839	2,636
Taxes	78	164
Depreciation	17,881	8,574
Allowance for doubtful accounts	11,462	9,750
Other	776	241
Total	109,591	78,380

22.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003

Personnel	413	871	8,162	15,631
Materials	-	-	976	795
Outside services	511	2,645	21,725	27,256
Rent, insurance and building services fees	-	-	2,947	3,061
Taxes	7	16	733	683
Depreciation	108	108	16,354	11,934
Other	-	-	415	515
Total	1,039	3,640	51,312	59,875

23.  OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Revenues
Fines	-	-	2,168	2,351
Recovered expenses	-	-	402	1,449
Infra-structure sharing	-	-	1,172	316
Other	-	-	960	1,877
Total	-	-	4,702	5,993

Expenses
Provision for contingencies	-	-	(1,432)	(3,595)
Taxes (except IRPJ and CSLL)	(14)	(9)	(4,112)	(4,076)
Amortization of pre-operational expenses	-	-	(109)	(125)
Other	-	-	(491)	(514)
Total	(14)	(9)	(6,144)	(8,310)

Total, net	(14)	(9)	(1,442)	(2,317)

24.  FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Financial Income
Income from temporary cash investments	1,707	2,845	20,692	13,361
Monetary/exchange variations	182	165	2,294	20,859
PIS/COFINS on financial income	(131)	(132)	(1,770)	(861)
Financial Expenses
Hedge operations, net	-	-	(5,403)	(35,672)
Monetary/exchange variations	-	-	(4,096)	(684)
Other financial expenses	(18)	(45)	(9,954)	(9,266)
Total	1,740	2,833	1,763	(12,263)

25.  INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with the accrual basis, and pay these taxes based on monthly estimates. Deferred taxes are attributable to temporary differences, as per Note 7. The composition of income tax and social contribution expense is as follow:

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003

Income tax	(181)	-	(4,475)	(1,198)
Social contribution	(67)	-	(1,550)	(433)
Deferred income tax	(765)	204	(12,810)	(10,510)
Deferred social contribution	-	73	(3,956)	(3,786)
Total	(1,013)	277	(22,791)	(15,927)

The following is a reconciliation of the reported expense of taxes on income, and the amounts calculated based on the combined official rate of 34%:

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003

Income before taxes	38,847	29,633	60,625	45,817
Tax expense at the combined official rate	(13,208)	(10,076)	(20,613)	(15,578)

Additions:	(779)	-	(2,192)	(364)
Nondeductible fines	-	-	(25)	(4)
Other additions	(779)	-	(2,167)	(360)

Exclusions:	12,974	10,353	14	15
Equity pick-up	12,974	10,353	-	-
Other exclusions	-	-	14	15
Tax expense per statement of income	(1,013)	277	(22,791)	(15,927)

26.  FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

a)  Risks considerations

The subsidiaries Telerj and Telest provide cellular communication services in the States of Rio de Janeiro and Espírito Santo under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks to which Telerj and Telest are exposed in their activities are:

•  Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for services rendered to their clients, including the sales of cellular handsets to the distribution networks.

•  Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted at floating rates, and involves the risk of financial expenses increasing by unfavorable movement in interest rates (mainly Libor).

•  Exchange Rate Risk: originates from the debt and the derivatives contracted in foreign currency and are related to potential losses on unfavorable fluctuations in exchange rates.

Since their creation Telerj and Telest have taken a pro-active position in the management of sundry risks, through initiative, operating procedures and general policy that allow reduction in the inherent risks of the activities.

Credit Risk

The credit risk related to telecommunication services rendered, is minimized by the control performed on costumer's basis and management of indebtedness by clear policy for concession of billed cellular handset. The subsidiaries has 69.58% of its client basis participating on prepaid service, which requires prepaid handset cards and does not represent credit risk. Customer's indebtedness represented 1.40% of gross revenue as of March 31, 2003 (1.40% as of March 31, 2003).

The credit risk related to cellular handsets sales is managed by a conservative policy for credit concession, through modern management methods, which involve the "credit scoring", technical application, balance sheet analysis and commercial data base consultation as well as the automatic control for sales authorization integrated into the distribution system. Network distribution's indebtedness represented about 4.55% of cellular handsets sales during the first quarter of 2004 (2.58% as of March 31, 2003).

Interest Rate Risk

The Company is exposed to the risk of increase in interest rates, especially interest associated with the cost of "Certificados de Depósitos Interbancários - CDI", due to the liability position of the operations with interest rate derivatives. These operations amount to R$365,870 as of March 31, 2004 (R$ 376,425 as of December 31, 2003).

Loans contracted in foreign currency present the same risk of increase in interest rates associated with the loans. These operations amount to R$108,308 as of March 31, 2004 (R$104,807 as of December 31, 2003).

The Company has not carried-out derivative operations to cover these risks.

Exchange Rate Risk

Telerj has carried out derivative operations in order to hedge its foreign currency loans from exchange rate variation. The related instruments used are "swaps".

The table below shows the Company's net exposure to exchange rate as of March 31, 2004:

US$

Loans and financing	(73,733)
Other liabilities	(53,568)
"Hedge" instruments	124,367
Net exposure	(2,934)

b)  Derivative operations

The Company and its subsidiaries record gains and losses on derivative contracts as "Financial income (expenses), net".

The table below shows an estimate of the book and market values of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Market value	Unrealized gain (loss)

Other liabilities	(155,808)	(155,808)	-
Loans and financing	(214,461)	(222,017)	(7,556)
Derivative instruments - contractual amount	(4,134)	3,279	7,413
Total	(374,403)	(374,546)	143

c)  Market Value of Financial Instruments

The market value of loans and financing, as well as swaps, were stated based on discounted cash flows, using available interest rate projections.

The market values are calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimates do not necessarily represent market realization values. The use of different assumptions may significantly affect the estimates.

27.  PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - ("Sistel").Until December 1999, all sponsors of the plans managed by Sistel were joint and severally liable participants in relation to all plans then existent. On December 28, 1999, a single-employer sponsored pension plan for active employees was created (PBS - Tele Sudeste Celular Plan). Pension benefits for retired employees (PBS-A) and postretirement health care benefits (PAMA) remained as part of the multiemployer plans. The implementation of the restructuring was approved by Secretaria de Previdncia Complementar (Secretariat for Social Security and Supplementary Benefits) on January 13, 2000.

Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Sudeste Celular Plan), which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for the PAMA Plan.

For the other 84% of the subsidiaries' employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to the Viso Celular Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires. The Company's matching contribution to the Visão Celular Plan is similar to those of the participants, varying from 2% to 9% of the contribution salary, according to the percentage opted for by the participant.

For the quarter ended on March, 31 2004, the subsidiaries contributed the amount of R$5 (R$33 in 2003) to PBS Tele Sudeste Celular Plan and R$711 (R$702 in 2003) to Visão Celular Plan.

As permitted by CVM Instruction No. 371, of December 13, 2000, the Company, conservatively elected to recognize the actuarial liabilities of its benefit plans directly in shareholders' equity as of December 31, 2001, net of related tax effects. The Company recorded the actuarial gains and losses in the net income as of December 31, 2003 and 2002. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans' positions as of November 30, 2003 and November 30, 2002, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan's assets was made in accordance with the Company's actuarial liabilities, in relation to the plan's total liabilities. The net amount recorded was R$839.

For the quarter ended on March 31, 2004, the Company recognized proportionally the actuarial cost estimated for the year 2004, and R$32 was recorded related to these costs on administrative expenses.

28.  CORPORATE RESTRUCTURING

On November 30, 2000, the Company completed its corporate restructuring, according to which the goodwill recorded by the Holding Company as a result of the privatization process was transferred to the subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which are as follows:

		Consolidated
BALANCE SHEET	Balances as of merger date	Balances as of December 31, 2003	Balances as of March 31, 2004

Goodwill	1,393,279	495,148	425,484
Reserves	(928,437)	(326,797)	(280,819)

Net effect equivalent to tax credit from corporate restructuring	464,842	168,351	144,665

STATEMENTS OF INCOME
Goodwill amortization		278,656	69,664
Reversal of reserve		(183,913)	(45,978)
Tax credit		(94,743)	(23,686)

Net effect on income		-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$144,665 as of March 31, 2004 (R$168,351 as of December 31, 2003), which, in essence, represents the tax credit transferred, was classified in the balance sheet in current and non-current assets as deferred taxes (see Note 7).

Tax credit from corporate restructuring is capitalized on its effective realization.

29.  TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)  Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the companies owned by same group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. e Norte Brasil Telecom S.A.. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by Anatel. As from July 2003, users may select the long distance operator.

b)  Technical assistance - The technical assistance is due to Telefónica Móviles for Telecommunication services, based on a percentage applied to the net revenue for services, monetarily restated.

c)  Corporate services rendered - transferred to other subsidiaries by the effective cost incurred.

d)  Call center services rendered by Atento Brasil S.A. to users of telecommunications services of the subsidiaries Telerj and Telest, effective for 12 months, renewable for the same period.

e)  Services for implementation and maintenance of systems rendered by Telefónica Móbile Solution.

f)  Services for implementation of a facilities' security system rendered by Telefónica Engenharia.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	Company		Consolidated
STATEMENTS OF INCOME	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Current assets:
Accounts receivable	-	-	8,214	12,833
Dividends and interest on capital	51,768	51,586	-	-
Other assets	619	391	28,355	33,669

Liabilities:
Accounts payable and accrued expenses	(3,531)	(3,531)	(164,922)	(154,441)
Profits sharing	(32,105)	(32,105)	(32,105)	(32,105)
Other liabilities	(7,631)	(6,730)	(11,939)	(15,850)

	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Equity:
Telecommunication services revenues	-	-	14,342	6,676
Other revenues	-	-	-	-
Cost of services and sales	-	-	(11)	(3,549)
Selling expenses	-	-	(13,730)	(10,956)
General and administrative expenses	(176)	(1,110)	(3,006)	(4,873)
Financial income (expenses) net	92	165	818	6,636

30.  INSURANCE

The Company and subsidiaries follow the policy of monitoring inherent risks on its operations. Therefore, as of March 31, 2004, the Company and subsidiaries had insurance agreements to cover operational risks, loss of income, civil liabilities, health etc. The Company and subsidiaries administration understand that the insurance coverage provided is enough to cover contingent losses. The main assets, responsibilities, or interest by insurance and the respective amounts are shown below:

Classification	Covered amount

Operating risks	US$300,000 thousands
Vehicle fleet	R$100
General civil liability	R$5,822

31.  TELEFÓNICA MÓVILES STOCK PLAN

In May, 2001, Telefónica Móviles, S.A. (Telefónica Móviles) launched a stock option plan based on Telefónica Móviles' stock (the Plan) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company's employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles' stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003. The Plan also gives the Company's employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles' stock over the respective strike price.

In accordance with the stock option plan conditions based on Telefónica Móviles S.A. stocks (Mos Program), the employees of the Company did not comply with the basic assumption of the program, i.e. the control stock of the Company in which they are participating by Telefónica Móviles S.A. As a result, on December 31, 2003, the settlement of the existing options occurred.

The adjusted settlement amount will be calculated for 50% of total options, considering the price of Series C and the Telefónica Móviles, S.A. stocks final bid price on January 2, 2004, converted average exchange at the date of payment, which is pendent.

In accordance with accounting practices adopted in Brazil, the Company is not required to account for any effect of the plan, therefore no effect in the financial statements of the Company was recorded.

32.  AMERICAN DEPOSITARY RECEIPTS PROGRAM (ADRs)

On November 16, 1998, the Company started the negotiation process of ADRs on the New York Stock Exchange (NYSE), which have the following characteristics:

  Stocks: preferred.
  Each ADR represents 5,000 (fifty thousand) preferred stocks.
  The stocks are negotiated as ADRs, with TBE code, on the New York Stock Exchange.
  Depositary bank overseas: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

33.  RECONCILIATION BETWEEN THE COMPANY'S NET INCOME AND CONSOLIDATED NET INCOME

As of March 31, 2004 and 2003, the reconciliation between company net income and consolidated net income is as follows:

	Consolidated
	March 31, 2004	March 31, 2003

Company's net income	37,834	29,910
Telest capital reserves	-	(20)
Consolidated net income	37,834	29,890

34.  EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices followed in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

COMMENTS ON CONSOLIDATED PERFORMANCE

AND OTHER INFORMATION DEEMED RELEVANT

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

Rio de Janeiro, Brasil - April 26th, 2004 - Tele Sudeste Celular Participações S.A. (TSD), (BOVESPA: TSEP3 (Common); TSEP4 (Preferred); NYSE: TSD), discloses today its consolidated results for the first quarter 2004 (1Q04). The closing rates for April 26th, 2004 were: TSEP3: R$ 5.30 / 1,000 shares, TSEP4: R$ 6.40 / 1,000 shares and TSD: US$ 10.65 / ADR (1:5,000 preferred shares). TSD is a holding company controlling 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunications service providers in Rio de Janeiro and Espírito Santo, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total population of the country.

Except where otherwise stated, the financial and operating information here is presented on a consolidated basis in accordance with the Brazilian Corporate Law:

HIGHLIGHTS

Tele Sudeste Celular
R$ million	1Q04	4Q03	∆ %	1Q03	∆ %
Net Operating Revenue/	448.8	498.3	-9.9%	463.5	-3.2%
Net Operating Revenue from Services	395.7	411.4	-3.8%	416.3	-4.9%
Net Operating Revenue from	53.1	86.9	-38.9%	47.2	12.5%
Total Operating Costs	(280.2)	(320.5)	-12.6%	(295.7)	-5.2%
EBITDA	168.6	177.8	-5.2%	167.8	0.5%
EBITDA Margin (%)	37.6%	35.7%	1.9p.p.	36.2%	1.4p.p.
Depreciation and Amortization	(109.6)	(114.6)	-4.4%	(109.7)	-0.1%
EBIT	59.0	63.2	-6.6%	58.1	1.5%
Net Profit	37.8	57.3	-34.0%	29.9	26.4%
Profit per share (R$ per 1,000 shares)	0.08	0.13	-38.5%	0.07	14.3%
Profit per ADR (R$)	0.42	0.66	-36.4%	0.35	20.7%
Number of shares (billion)	449.0	432.6	3.8%	432.6	3.8%

Capital Expenditures	17.8	108.7	83.6%	68.5	-74.0%
Investment as % of revenues	4.0%	21.8%	-17.8p.p.	14.8%	-10.8p.p.
Operating Cash Flow	150.8	69.1	118.2%	99.3	51.9%

Clients (thousands)	3,774	3,709	1.8%	3,365	12.2%
Net additions	65	225	-71.1%	(89)	n.d.

Total figures are subject to discrepancies resulting from rounding up/down.

Tele Sudeste, along with Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., and Celular CRT Participações S.A make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003, the Vivo brand was launched to unify the group's operations, providing evidence of its coverage area and capitalizing on its national coverage and market strategy. Today the brand is Top of Mind in the Brazilian market.

HIGHLIGHTS

1Q04

  TSD's customer base grew 12.2% and 1.8% compared to 1Q03 and 4Q03, respectively.
  Commercial activity was intense as reflected by net additions of 65 thousand new users in 1Q04, compared to a reduction of 89,000 in 1Q03.
  TSD reaches all the municipalities, which means 100% of its coverage area, consolidating Vivo as the best coverage and quality service operator.
  Net Profit totaled R$37.8 million in 1Q04, up 26.4% from the same period last year.
  EBITDA margin reached 37.6% in the period, which represents an increase of 1.4 percentage point when compared to 1Q03.
  Operating cash flow of R$150.8 million in 2003, a rose of 51.9% from 1Q03, showing that the company generates sufficient cash flow to maintain its investments.

Technological Innovation

TSD employs CDMA and 1xRTT digital technologies to provide wireless telephony services, reaching 100% of the municipalities within its coverage region

On March 31, the 1xRTT service covered 10 municipalities in TSD's region, or approximately 45% of the population. In Rio de Janeiro metropolitan region, it reached from Galeão Airport to Recreio dos Bandeirantes, and also the center of Niterói, Icaraí and Macaé. In the state of Espírito Santo the 1xRTT service covered the cities of Vitória, Vila Velha, Cariacica, Serra and Colatina. TSD, launched IN October 2003 "Vivo ao Vivo" - a multimedia super platform, which is a revolution in the concept of service access. "Vivo ao Vivo" brings all services to the handset within reach of a click. "Vivo ao Vivo": Usage interface through icons which represent the operator's main services - making it easy for the users to access and handle these services (WAP, SMS, voice mail, voice portal, MMS, tones and images, messaging, camera and customization - which is called "Meu Vivo ao Vivo" ).

Basis of Presentation of Results

On July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Code (CSP) for long distance calls. Therefore, the TCP operators no longer earn VC2 or VC3 (long-distance) revenues, which were replaced with interconnection revenues from the use of its network to complete long distance calls.

As of July 2003, Bill & Keep was implemented, for which payment for the use of the local network between the SMP operators will only occur when the traffic between them exceeds 55%, causing an impact on revenue and interconnection costs. However, this change does not materially affect EBITDA.

OPERATING PERFORMANCE

Operating Data
	1Q04	4Q03	∆ %	1Q03	∆ %
Total clients (thousands)	3,774	3,709	1.8%	3,365	12.2%
Contract	1,148	1,156	-0.7%	1,116	2.9%
Prepaid	2,626	2,552	2.9%	2,250	16.7%
Market Share (%)*	49.1%	49.6%	-0.5p.p.	54.8%	-5.7p.p.
Net Additions (thousands)	65	225	-71.1%	(89)	n.d.
Contract	(9)	19	n.d.	29	n.d.
Prepaid	74	206	-64.1%	(118)	n.d.
Market Share of Net Additions (%)*	30.5%	35.6%	-5.1p.p.	-	-
Market Penetration (%)	41.9%	40.7%	1.2p.p.	33.1%	8.8p.p.
SAC (R$)	145	131	10.7%	164	-11.6%
Monthly Churn (%)	2.45%	2.48%	-0.03p.p.	2.45%	0p.p.
ARPU (in R$/month)	35.5	38.6	-8.0%	40.1	-11.5%
Contract	75.5	77.9	-3.1%	80.2	-5.9%
Prepaid	16.6	17.9	-7.3%	18.4	-9.8%
Total MOU (minutes)	99	105	-6.1%	102	-2.9%
Contract	185	199	-6.8%	188	-1.2%
Prepaid	56	57	-2.1%	58	-2.3%
Employees	1,643	1,668	-1.5%	1,849	-11.1%
Client / Employee	2,297	2,224	3.3%	1,820	26.2%

* Source: Anatel

Operating Highlights

  TSD's customer base expanded by 12.2% when compared to the 1Q03, maintaining its strategy of sustained growth, being 30.4% contract clients and 69.6%, prepaid clients.
  In 1Q04, TSD had 49.1% market share in the states in which it operates, where a total of four wireless companies operate, according to ANATEL (Brazilian Telecom Regulatory Agency).
  Despite the significant number of net additions, of which were largely pre-paid clients, blended ARPU fell 8.0% in the quarter, seasonal effects and also the bonuses awarded to gain and encourage clients to replenish their phones. Excluding the SMP effect, decrease of blended ARPU compared to 1Q03 would be of 3.5%.
  Compared to 1Q03, the substantial number of gross additions and the best prices presented by suppliers caused a 11.5% SAC reduction to R$ 145.
  Productivity gains in 1Q04 were of 26.2% and of 3.3% in comparison to 1Q03 and 4Q03, respectively.

FINANCIAL PERFORMANCE

Net Operating Revenues
R$ million	1Q04	4Q03	∆%	1Q03	∆%
Subscription and usage	198.0	208.1	-4.8%	223.3	-11.3%
Network usage charges	188.2	190.0	-0.9%	189.7	-0.8%
Other services charges	9.5	13.3	-28.6%	3.3	187.9%
Net operating revenues from services	395.7	411.4	-3.8%	416.3	-4.9%
Net operating revenues from handsets	53.1	86.9	-39,0%	47.2	12,5%
Total Operating Revenue	448.8	498.3	-9.9%	463.5	-3.2%

Net Operating Revenue from Services

Net operating revenue from services reached R$ 395.7 million, which, excluding the effect of SMP (B&K and CSP) would have risen 3.8% compared to 1Q03, reflecting the 8.0% growth in the average customer base. This was offset by an increase in prepaid clients as a percentage of the total base (69.6% in 1Q04 and 66.9% in 1Q03) and also due to higher promotional bonuses granted in the period for acquisition and stimulating to prepaid recharges.

Data Revenues

Data revenue presented strong growth, increasing 80.7% and representing 1.9% of net operating revenue from services in 1Q04 (1.0% in 1Q03). Incremental data revenue grew as a function of new services made available and from popular nationwide campaigns to promote the access and use of these services. SMS represented 67.4% of data revenue, and increased by 167.2% compared to 1Q03. The average number of SMS messages sent per month in 1Q04 was approximately 10 million, 92% above 1Q03. In 1Q04, 93% of total customer base held handsets with WAP services capabilities and 74% with SMS.

Operating Costs
R$ million	1Q04	4Q03	∆%	1Q03	∆%
Personnel	(23.7)	(27.9)	-15.1%	(29.8)	-20.5%
Cost of services rendered	(67.5)	(71.0)	-4.9%	(100.9)	-33.1%
Leased Lines	(14.6)	(14.6)	-	(21.2)	-31.1%
Interconnection	(14.6)	(21.2)	-31.1%	(42.9)	-66.0%
Rents / Insurance / Condominium fees	(10.6)	(10.8)	-1.9%	(11.0)	-3.6%
Fistel and other fees and contributions	(17.4)	(14.1)	23.4%	(16.0)	8.7%
Third-party services	(10.2)	(9.9)	3.0%	(9.2)	10.9%
Others	(0.1)	(0.4)	-75.0%	(0.6)	-83.3%
Cost of goods sold	(80.7)	(133.0)	-39.3%	(71.1)	13.5%
Selling expenses	(80.1)	(80.4)	-0.4%	(59.3)	35.1%
Provision for doubtful debtors	(11.4)	(12.1)	-5.8%	(9.8)	16.3%
Third-party services	(64.9)	(63.5)	2.2%	(45.9)	41.4%
Others	(3.8)	(4.8)	-20.8%	(3.6)	5.6%
General and administrative expenses	(26.8)	(36.3)	-26.2%	(32.3)	-17.0%
Other operating revenues (expenses)	(1.4)	28.0	-	(2.3)	-39.1%
Costs excluding depreciation or amortization	(280.2)	(320.5)	-12.6%	(295.7)	-5.2%
Depreciation and amortization	(109.6)	(114.6)	-4.4%	(109.7)	-0.1%
Total Operating Costs	(389.8)	(435.1)	-10.4%	(405.4)	-3.8%

Cost of Personnel

TSD's cost of personnel was reduced 15.1% in relation to 4Q03 and 20.5% when compared to 1Q03. This reduction is related to the productivity increase and by the workforce optimization (26% productivity growth).

Cost of Services Rendered

Cost of services provided by TSD decreased by 33.1% when compared to 1Q03 and was mainly affected by lower interconnection costs (SMP effects), and in leased lines due to the installation of the company's own backbone infrastructure. Excluding the SMP effects, this account would have presented a 1.5%-rise.

Cost of Goods Sold

TSD's cost of goods sold in 1Q04 rose by 13.5% in relation to 1Q03, despite the rise of 57% and the incentive to the upgrade in terminals. The raise is mainly explained by best prices presented by suppliers.

Selling Expenses

Commercialization of services expenses increased by 35.1% in relation to 1Q03 mainly due to intensified marketing actions and investments in events related to the "VIVO" brand consolidation - which reached a Top of Mind of 50% vs. 25% two months after the launching.

Bad debt

Bad debt was 1.9% of total gross operating revenues in 1Q04, in line with the 4Q03, and has remained low due to the constant efforts accomplished to maintain the quality of the contract customer base, as well as to keep the VIVO Group's strategy for controlling credit to resellers and corporate clients.

EBITDA

In 1Q04, TSD's EBITDA reached R$168.6 million and its EBITDA margin for the period was 37.6%, up 1.4 p.p. when compared to the 1Q03, despite the competitive environment (4 operators) and the greater commercial activity.

Depreciation

Depreciation and Amortization decreased by 4.4% in 1Q04 in relation to 4Q03 due to the end of the depreciation period of analog network equipment.

Financial Result
R$ million	1Q04	4Q03	∆%	1Q03	∆%
Financial Income	21.2	22.7	-6.6%	33.4	-36.5%
Exchange rate variation	2.3	5.3	-56.6%	20.9	-89.0%
Other financial income	20.7	20.1	3.0%	13.4	54.5%
(-) PIS/Cofins taxes on financial income	(1.8)	(2.7)	-33.3%	(0.9)	100.0%
Financial Expenses	(19.4)	(59.4)	-67.3%	(45.6)	-57.5%
Exchange rate variation	(4.1)	(5.2)	-21.2%	(0.6)	583.3%
Losses from derivatives	(5.4)	(4.1)	31.7%	(35.7)	-84.9%
Interest on shareholder's equity	-	(42.5)	-
Other Financial Expenses	(9.9)	(7.5)	32.0%	(9.3)	6.5%
Net Financial Result (Expenses)	1.8	(36.7)	n.d.	(12.2)	n.d.

Financial Result

TSD's net financial result for 1Q04 mainly reflected a strong reduction in losses from derivatives due to exchange rate variations of the Brazilian real against the US dollar, when compared to 1Q03. The company posted financial income of R$1.8 million vs. a financial expense of R$36.7 million in 4Q03, as an impact of the payment of Interest on Shareholder's Equity, and vs. 12.2 million on 1Q03.

Loans and Financings
R$ million	March 31, 2004
Denominated
in US$
Suppliers	18.1
Financial institutions	196.4
Total	214.5

R$ million	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Short-term	161.0	165.8	152.1
Long-term	53.5	53.2	238.6
Total Debt	214.5	219.0	390.8
Cash and financial investments	(462.7)	(388.4)	(197.5)
Derivatives	4.1	10.8
Net debt	(244.1)	(158.6)	193.3

Long-term debt repayment schedule
Denominated
R$ million	in US$
2005	53.5
Total	53.5

Indebtedness

TSD's debt with loans and financing on March 31, 2004 amounted to R$214.5 million (against R$219.0 million on December 31, 2003), which is 100% denominated in US dollars and fully covered by hedging transactions. This debt was offset by cash and financial investments (R$462.7 million) and by derivative assets and liabilities (R$4.1 million in payables), resulting in a net cash of R$244.1 million. The Company's debt has been showing steady improvement, and is 45.1% lower than the same period last year. At the end of 1Q04, short-term debt represented 75.1% of total debt.

Capital

Expenditures

During the first quarter, TSD invested R$17.8 million in property, plant and equipment, mainly for providing new telecommunications services and developing its own transmission routes, which cover all the municipalities in its coverage area, consolidating the position of operator with largest coverage.

Operating Cash Flow

The positive operating cash flow demonstrates that TSD generates enough resources within its operations to afford its capital expenditures program. When one compares 1Q04 with 1Q03, operating cash flow presents an increase of 51.9%, totaling R$150.8 million.

Subsequent Events

On April 13, the "Vivo" brand celebrated its first year, reaching the 22 million client mark, making it the 10th largest wireless operator in the world and number one in the southern hemisphere, covering 20 Brazilian states, representing 87% of the territory in the country and 83% of GDP, with a market share of 45% on a national basis and 56% in its coverage area.

Contacts	Ronald Aitken - IR Officer ronald.aitken@vivo.com.br (11) 5105-1172

Information available on the website http://www.vivo.com.br/ri

Glossary

Financial Terms:

EBIT - Operating result before interest and taxes.

EBITDA - Operating result before interest, taxes, depreciation and amortization.

EBITDA Margin = EBITDA / Net Operating Income.

CAPEX - Capital Expenditure

Operating Cash Flow = EBITDA - CAPEX.

Subsidy = (net income from goods - cost of goods sold + discounts given by suppliers) / gross additions

PDD - Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.

Net debt = Gross debt - cash - financial investments - securities - active derivative transactions + passive derivative transactions

Debt / EBITDA - Index which evaluates the Company's ability to pay its debt with the generation of operating cash in a one-year period.

NE - Net Equity

Net debt/ (Net debt + NE) - Index which measures the Companys financial leverage.

Current Capital (Short-term capital) = Current assets - Current liabilities

Working capital = Current Capital - Net Debt

Technology and Services

CDMA - (Code Division Multiple Access) - Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.

1XRTT - (1x Radio Transmission Technology) - It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.

ZAP - A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

WAP - Wireless Application Protocol is an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

SMS - Short Message Service - Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers - Number of wireless lines in service.

Gross additions - Total of new customers acquired in the period.

Net additions = Gross Additions - Reduction in number of customers

Market share = Company's total number of customers / number of customers in its operating area

Net additions market share: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Churn rate - Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

ARPU (Average Revenue per User) - net income from services per month / monthly average of customers in the period

Blended ARPU - ARPU of the total customer base (contract + prepaid)

Contract ARPU - ARPU of contract service users

Prepaid ARPU - ARPU of prepaid service users

MOU (minutes of use) - monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Contract MOU - MOU of contract service users

Prepaid MOU - MOU of prepaid service users

SAC - cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

Productivity = number of customers / permanent employees

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.